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                                                                Exhibit No. 18.1
                                                                ----------------

November 13, 1998

Mr. John C. Cantlin
Senior Vice President and Chief Financial Officer
RBX Corporation
5221 Valley Park Drive
Roanoke, Virginia 24019

Dear Sir:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended September 30, 1998, of the facts relating to a change in the method for accounting for determining goodwill impairment from an undiscounted cash flow approach to a fair value method based on discounted cash flows. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of RBX Corporation and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 1997. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of RBX Corporation and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 1997.



Yours truly,

DELOITTE & TOUCHE LLP